May 10, 2010

By Electronic Submission and Facsimile to (202) 772-9210

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  David L. Orlic, Esq.

Re:	Network Engines, Inc.
Registration Statement on Form S-3
Filed on April 28, 2010
File No. 333-166356

Dear Mr. Orlic:

On behalf of Network Engines, Inc. (“Network Engines” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

This Amendment No. 1 is being filed in response to comments contained in a letter dated May 6, 2010 (the “Letter”) from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregory A. Shortell, Chief Executive Officer of Network Engines, Inc. (the “Company”).

For your convenience in review, the following responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  The Company has responded to the comments in the Letter by making changes to Exhibit 5.1, which is filed with Amendment No. 1.

Exhibit 5.1 — Legal Opinion

1.                                       Counsel’s opinion regarding the Depositary Shares speaks only as to the legal issuance of these securities.  Please advise why you have not provided an opinion regarding whether these securities will be fully paid and non-assessable.  If you view these securities as being more in the nature of contractual obligations, please provide support for this position, and advise why you have not provided an opinion that these securities will be binding obligations of the registrant.

Response:

The Company would issue shares of the Company’s Preferred Stock to the depositary.  Following the Company’s deposit of the shares of its Preferred Stock with the depositary, the depositary would, in turn, cause the Depositary Shares to be issued to the investors in accordance with the terms of the depositary agreement between the depositary and the investors.  Accordingly, the Depositary Shares are contractual in nature, not shares of capital stock and will be subject to the binding terms of the depositary agreement.  WilmerHale has revised its opinion filed as Exhibit 5.1 to the Registration Statement to clarify this point.

2.                                       Counsel states that it expresses no opinion with respect to the laws of any state other than Massachusetts and Delaware.  However, the forms of indentures filed as exhibits to your registration statement appear to be governed by New York law.  Please advise.

Response:

In response to the Staff’s comment, WilmerHale has revised Exhibit 5.1 to include an opinion with respect to the laws of the State of New York.

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If you require additional information, please telephone the undersigned or Philip P. Rossetti at (617) 526-6000.

Very truly yours,

/s/ Stacy D. Krause

Stacy D. Krause

cc:	Philip P. Rossetti, WilmerHale
Gregory A. Shortell, Network Engines, Inc.
Douglas Bryant, Network Engines, Inc.
Mark P. Shuman, U.S. Securities and Exchange Commission